CUSIP No. 496904103	SCHEDULE 13D	Page 1 of 28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)

KINGSWAY FINANCIAL SERVICES INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)
496904103
(CUSIP Number)

Mr. Joseph Stilwell
111 Broadway, Suite 1203
New York, New York 10006
Telephone:  (212) 269-5800

with a copy to:
Spencer L. Schneider, Esq.
70 Lafayette Street, 7th Floor
New York, New York 10013
Telephone:  (212) 233-7400
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 496904103	SCHEDULE 13D	Page 2 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 8,589,722
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 8,589,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,589,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904103	SCHEDULE 13D	Page 3 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 8,589,722
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 8,589,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,589,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904103	SCHEDULE 13D	Page 4 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 8,589,722
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 8,589,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,589,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904103	SCHEDULE 13D	Page 5 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 8,589,722
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 8,589,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,589,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 496904103	SCHEDULE 13D	Page 6 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates Insurance Fund of The S.A.L.I. Multi-Series Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 8,589,722
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 8,589,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,589,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904103	SCHEDULE 13D	Page 7 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 8,589,722
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 8,589,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,589,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 496904103	SCHEDULE 13D	Page 8 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 8,589,722
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 8,589,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,589,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 496904103	SCHEDULE 13D	Page 9 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 8,589,722
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 8,589,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,589,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 496904103	SCHEDULE 13D	Page 10 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 8,589,722
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 8,589,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,589,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 496904103	SCHEDULE 13D	Page 11 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Spencer L. Schneider
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 26,000
8. Shared Voting Power: 40,000
9. Sole Dispositive Power: 26,000
10. Shared Dispositive Power: 40,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 66,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 496904103	SCHEDULE 13D	Page 12 of 28

Item 1.  Security and Issuer

This is the sixteenth amendment ("Sixteenth Amendment") to the original Schedule 13D, which was filed on November 7, 2008 (the "Original Schedule 13D"), amended on November 14, 2008 ("First Amendment"), on November 17, 2008 ("Second Amendment"), on November 24, 2008 ("Third Amendment"), on December 29, 2008 ("Fourth Amendment"), on January 12, 2009 ("Fifth Amendment"), on February 2, 2009 ("Sixth Amendment"), on February 17, 2009 ("Seventh Amendment"), on February 18, 2009 ("Eighth Amendment"), on April 9, 2009 ("Ninth Amendment"), on April 28, 2009 ("Tenth Amendment"), on August 4, 2009 ("Eleventh Amendment"), on November 16, 2009 ("Twelfth Amendment"), on April 8, 2010 ("Thirteenth Amendment"), on April 20, 2010 ("Fourteenth Amendment"), and on June 7, 2010 ("Fifteenth Amendment"). This Sixteenth Amendment is being filed jointly by Stilwell Value Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"); Stilwell Value Partners IV, L.P., a Delaware limited partnership ("Stilwell Value Partners IV"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Offshore Ltd., a Cayman Islands company ("Stilwell Offshore"); Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., a Delaware limited partnership ("Stilwell SALI Fund"); Stilwell Advisors LLC, a Delaware limited liability company ("Stilwell Advisors") and the general partner of Stilwell SALI Fund; Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners III, Stilwell Value Partners IV, and Stilwell Associates; Stilwell Management LLC, a Delaware limited liability company ("Stilwell Management") and manager of Stilwell Offshore under a managing agreement; Joseph Stilwell; and Spencer L. Schneider.  All the filers of this statement are collectively referred to herein as the "Group."

This statement relates to the common shares, no par value ("Common Stock"), of Kingsway Financial Services Inc. ("KFS" or the "Issuer"). The address of the principal executive offices of the Issuer is 7120 Hurontario Street, Suite 800, Mississauga, Ontario, Canada L5W 0A9.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Associates, Stilwell Offshore and Stilwell SALI Fund, in Joseph Stilwell's capacities as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Stilwell Value Partners IV, and Stilwell Associates, as the managing and sole member of Stilwell Management, which is the manager of Stilwell Offshore, and as the managing and sole member of Stilwell Advisors, which is the general partner of Stilwell SALI Fund.

This statement is filed by Spencer L. Schneider with respect to the shares of Common Stock beneficially owned by Mr. Schneider.

The business address of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, Suite 1203, New York, New York 10006. The business address of Stilwell Offshore, Stilwell Management, Stilwell

CUSIP No. 496904103	SCHEDULE 13D	Page 13 of 28

SALI Fund and Stilwell Advisors is 315 Clocktower Commons, Brewster, New York 10508.  The business address of Mr. Schneider is 70 Lafayette Street, New York, NY 10013.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Associates and Stilwell SALI Fund are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Offshore is a company formed under the laws of the Cayman Islands engaged in the purchase and sale of securities for its own account.  Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Associates, and related partnerships. Stilwell Management is in the business of serving as manager of Stilwell Offshore.  Stilwell Advisors is in the business of serving as the general partner of Stilwell SALI Fund.  Mr. Schneider is an attorney engaged in private practice.

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Messrs. Stilwell and Schneider are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The funds expended since the filing of the Fifteenth Amendment by Stilwell Associates to acquire 74,544 shares of Common Stock totaled $133,801.79.  Such funds were provided from Stilwell Associates' working capital and, from time to time, in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

The funds expended since the filing of the Fifteenth Amendment by Stilwell Value Partners IV to acquire 656,520 shares of Common Stock totaled $1,129,264.39.  Such funds were provided from Stilwell Value Partners IV's working capital and, from time to time, in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

The funds expended since the filing of the Fifteenth Amendment by Stilwell SALI Fund to acquire 8,282 shares of Common Stock totaled $14,865.67.  Such funds were provided from Stilwell SALI Fund's working capital.  Stilwell SALI Fund may from time to time acquire Common Stock by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

The funds expended since the filing of the Fifteenth Amendment by Stilwell Offshore to acquire 8,282 shares of Common Stock totaled $14,865.67.  Such funds were provided from Stilwell Offshore's working capital.  Stilwell Offshore may from time to time acquire Common Stock by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

CUSIP No. 496904103	SCHEDULE 13D	Page 14 of 28

The funds expended since the filing of the Fifteenth Amendment by Mr. Schneider to acquire 20,000 shares of Common Stock totaled $34,961.06.  Such funds were provided from his individual retirement account funds.

All purchases of shares of Common Stock made by the Group using funds borrowed from subsidiaries of Fidelity Brokerage Services LLC, JP Morgan Chase & Co., or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights.  During the time the Group has had Board representation, the Issuer has strengthened previously inadequate reserves and has restructured to maximize shareholder value after the aforesaid reserve additions.

We are filing this Sixteenth Amendment to report that Stilwell Associates, Stilwell Value Partners IV, Stilwell SALI Fund, and Stilwell Offshore have purchased additional shares of Common Stock. The Group has obtained regulatory approval to increase its position to up to 19.9% of the Issuer's outstanding Common Stock.

On November 11, 2008, after the Issuer's former CEO, W. Shaun Jackson, failed to promptly schedule a meeting with us, we served a requisition for a special shareholders meeting to remove Mr. Jackson and the Chairman, Michael Walsh, from the Board and replace them with Spencer Schneider and Larry Swets.  We met with certain members of the Board on November 21, 2008, however, we noted that Mr. Jackson’s removal from the Board was non-negotiable. On December 18, 2008, Mr. Jackson and the Board secretly entered into an employment agreement which purported to guarantee Mr. Jackson certain payments if he was terminated.

On December 29, 2008, we reported our commitment to hold the shares of Common Stock that we owned at that time (4,975,000 shares) for a period of three years in the event that we were successful in obtaining sufficient votes to remove Mr. Walsh and Mr. Jackson at the special shareholders meeting and to place our nominees on the Board.

On January 7, 2009, we entered into a settlement agreement with the Issuer, a copy of which is attached to the Fifth Amendment as Exhibit 7, whereby Mr. Jackson resigned from the Issuer's Board, the Issuer expanded its Board from nine to ten seats, and Messrs. Schneider and Swets were appointed to the Board.  Messrs. Schneider and Swets attended their first board meeting on January 10, 2009.  On January 12, 2009, Mr. Walsh agreed to step down as Chairman of the Board and David Atkins became Chairman.

On January 29, 2009, we requisitioned another special shareholders meeting to terminate the practice of paying holding company directors to sit on subsidiary boards and to attend meetings as observers, and to reduce the board size by two directors to be identified at a later

CUSIP No. 496904103	SCHEDULE 13D	Page 15 of 28

date. On February 10, 2009, we dropped our requisition for a special meeting after one legacy director resigned and three additional legacy directors, including Mr. Walsh and Mr. Atkins, agreed not to stand for reelection at the April 23rd annual shareholders meeting.  On April 23, 2009, Joseph Stilwell was elected as a director to fill the vacancy on the Board created by the resignation of Mr. Swets, and Mr. Schneider was elected as Chairman of the Board.

On April 23, 2009, the newly reconstituted board of directors (with just 3 of the original 10 legacy directors still sitting) fired Mr. Jackson.  Mr. Jackson later sued the Issuer for payment under the December 2008 agreement.  The Issuer is defending the action.

On May 7, 2009, another legacy director resigned.  On or about May 18, 2009, the Issuer's then CFO, Shelly Gobin, left the Issuer. Ms. Gobin has also sued the Issuer for payment under a purported agreement; the Issuer is defending the action. On September 11, 2009, another legacy director resigned. On November 3, 2009, the last legacy director resigned.

On May 27, 2010, Mr. Stilwell and Mr. Schneider were re-elected to the Issuer's Board.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than five percent positions in 17 other publicly traded companies.  For simplicity, these affiliates are referred to as the "Group", "we", "us", or "our."  In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights.  In each situation, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.  The filings are described below.

On May 1, 2000, we filed a Schedule 13D to report a position in Security of Pennsylvania Financial Corp. ("SPN").  We scheduled a meeting with senior management to discuss ways to maximize the value of SPN's assets.  On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN's acquisition.  We then sold our shares on the open market.

On July 7, 2000, we filed a Schedule 13D to report a position in Cameron Financial Corporation ("Cameron").  We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite our representatives to join the board, writing to other Cameron shareholders to express our dismay with management's inability to maximize shareholder value and publishing that letter in the local press.  On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

On January 4, 2001, following the announcement by Community Financial Corp. ("CFIC") of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries, we filed a Schedule 13D to report our position.  We reported that we acquired CFIC stock for investment purposes.  On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries.  We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then.  On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board.  On March 30, 2001, before our meeting took place, CFIC

CUSIP No. 496904103	SCHEDULE 13D	Page 16 of 28

announced its merger with First Financial Corporation, and we sold our shares on the open market.

On February 23, 2001, we filed a Schedule 13D to report a position in Montgomery Financial Corporation ("Montgomery").  On April 20, 2001, we met with Montgomery's management, and suggested that they maximize shareholder value by selling the institution.  We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery were sold.  Eleven days after we filed our Schedule 13D, however, Montgomery's board amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and shortening the deadline to nominate an alternate slate.  We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline.  On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale.  On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

On June 14, 2001, we filed a Schedule 13D reporting a position in HCB Bancshares, Inc. ("HCBB").  On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets.  On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board.  On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares.  Although HCBB's outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target.  On August 12, 2003, HCBB announced it had hired a banker to assist in exploring alternatives for maximizing shareholder value, including a sale.  On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc. and we sold our shares on the open market.

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. ("OTFC").  In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board.  OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee.  We demanded OTFC's shareholder list, but it refused.  We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned it.  We also sued two OTFC directors alleging that one had violated OTFC's residency requirement and that the other had committed perjury.  Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court.  On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board.  We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value.  OTFC announced the hiring of an investment banker.  Then, the day after the 9/11 attacks, OTFC sued us in Portland and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC's shareholders elected our candidate by a 2-1 margin.  In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares.  On March 12, 2002, we entered into a standstill agreement with OTFC.  OTFC agreed to:  (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment

CUSIP No. 496904103	SCHEDULE 13D	Page 17 of 28

banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit.  On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we sold substantially all of our shares on the open market.

On November 25, 2002, we filed a Schedule 13D reporting a position in American Physicians Capital, Inc. ("ACAP").  The Schedule 13D disclosed that on January 18, 2002, Michigan's insurance department had approved our request to solicit proxies to elect two directors to ACAP's board.  On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting.  On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee, Spencer L. Schneider, Esq., to its board.  ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years.  In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per-share book value.  On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value.  It also announced that it would exit the healthcare and workers' compensation insurance businesses.  ACAP then announced that it had retained Sandler O'Neill & Partners, L.P., to assist the board.  On December 2, 2003, ACAP announced the early retirement of its President and CEO.  On December 23, 2003, ACAP named R. Kevin Clinton its new President and CEO.  On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets.  We increased our holdings in ACAP, and we announced that we intended to seek additional board representation.  On November 10, 2004, ACAP invited Mr. Stilwell to sit on the board, and we entered into a new standstill agreement.  This agreement was terminated in November 2007, with our nominees remaining on ACAP's board.  On May 8, 2008, our nominees were re-elected to three-year terms expiring in 2011.

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. ("FPIC").  On August 12, 2003, Florida's insurance department approved our request to hold more than 5% of FPIC's shares, to solicit proxies to hold board seats, and to exercise shareholder rights.  On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board and we signed a confidentiality agreement.  On June 7, 2004, we disclosed that because FPIC's management had taken steps to increase its market price to more adequately reflect its value, we sold our shares on the open market, decreasing our holdings below five percent.

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. ("COMB").  We disclosed our intention to meet with COMB's management and evaluate management's progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB's challenges.  On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB's management had made good progress, COMB's return on equity would likely remain below average for the foreseeable future, and it should therefore be sold.  On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate.  On January 6, 2006, we disclosed the names of our three board nominees.  On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open

CUSIP No. 496904103	SCHEDULE 13D	Page 18 of 28

market.

On June 20, 2005, we filed a Schedule 13D reporting a position in Prudential Bancorp, Inc. of Pennsylvania ("PBIP").  Most of PBIP's shares are held by the Prudential Mutual Holding Company (the "MHC"), which is controlled by PBIP's board.  The MHC controls most corporate decisions coming up for a shareholder vote, such as the election of directors.  But regulations promulgated by the FDIC previously barred the MHC from voting on PBIP's management stock benefit plans, and PBIP's IPO prospectus indicated that the MHC would not vote on the plans.  We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Mr. Stilwell on the board.  PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board.  At the 2006 annual meeting, 71% of PBIP's voting public shares were withheld from voting on management's nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the plans.  PBIP also announced a special meeting to vote on the plans.  We alerted the Board of Governors of the Federal Reserve System (the "Fed") about this announcement, and PBIP was directed to seek Fed approval before adopting the plans.  On April 19, 2006, PBIP postponed the special meeting.  The Fed subsequently followed the FDIC's position in September 2006.  In December 2006, we solicited proxies to withhold votes on the election of PBIP's directors at the 2007 annual meeting.  At the meeting, 75% of PBIP's voting public shares were withheld.  Also during the annual meeting, PBIP's President and Chief Executive Officer, in response to a question posed by Mr. Stilwell, was unable to state the meaning of per share return on equity.  On March 7, 2007, we disclosed that we were publicizing the results of PBIP's elections and its directors' unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP's directors at the 2008 annual meeting of shareholders.  At the February 4, 2008 annual meeting, an average of 77% of PBIP's voting public shares withheld their votes.  Excluding shares held in PBIP's ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the plans.  On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties.  Discovery proceeded and all the directors were deposed.  Both sides moved for summary judgment, but the court ordered the case to trial which was scheduled for June 2008.  On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action in accordance with the demand described below.  On June 11, 2008, we filed a notice to appeal certain portions of the lower court's August 15, 2007 order dismissing portions of the lawsuit.

CUSIP No. 496904103	SCHEDULE 13D	Page 19 of 28

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP's stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management, and, in exchange, PBIP agreed, subject to certain conditions, to repurchase up to 3 million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5 percent as a result of open market sales and sales of common stock to PBIP.

On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. ("SKP").  We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP's shareholder list.  SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court.  We engaged in a proxy contest at the 2006 annual meeting, but SKP's directors were elected.  On December 14, 2006, SKP agreed to place Mr. Stilwell on the board.  On October 16, 2007, Mr. Stilwell resigned from SKP's board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer.  We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved.

On July 27, 2006, we filed a Schedule 13D reporting a position in Roma Financial Corp. ("ROMA").  Nearly 70% of ROMA's shares are held by a mutual holding company (like PBIP) controlled by ROMA's board.  In April 2007, we engaged in a proxy solicitation at ROMA's first annual meeting, urging shareholders to withhold their vote from management's slate.  ROMA did not put their stock benefit plans up for a vote at that meeting.  We then met with ROMA management.  In the four months after ROMA became eligible to repurchase its shares, it promptly announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value.  In our judgment, management came to understand the importance of proper capital allocation.  Based on ROMA management's prompt implementation of shareholder-friendly capital allocation plans, we supported management's adoption of stock benefit plans at the 2008 shareholder meeting.

On November 5, 2007, we filed a Schedule 13D reporting a position in Northeast Community Bancorp, Inc. ("NECB").  A majority of NECB's shares are held by a mutual holding company (like PBIP and ROMA) controlled by NECB's board. We have presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management's interests to shareholder returns. To date, management has not formally responded.  On June 29, 2010, we reported that we have demanded NECB's shareholder list.

On May 23, 2008, we filed a Schedule 13D reporting a position in William Penn Bancorp, Inc. ("WMPN").  A majority of WMPN's shares are held by a mutual holding company (like PBIP, ROMA, and NECB) controlled by WMPN's board.  We hope to work with management in maximizing shareholder value.  On June 26, 2008, we provided a powerpoint presentation to management regarding our views on capital allocation guidelines.

On May 30, 2008, we filed a Schedule 13D reporting a position in Malvern Federal Bancorp, Inc. ("MLVF").  A majority of MLVF's shares are held by a mutual holding company (like PBIP, ROMA, NECB, and WMPN) controlled by MLVF's board.  We hope to work with

CUSIP No. 496904103	SCHEDULE 13D	Page 20 of 28

management in maximizing shareholder value.  On June 26, 2008, we provided a powerpoint presentation to management regarding our views on capital allocation guidelines.

  On December 29, 2008, we filed a Schedule 13D reporting a position in First Savings Financial Group, Inc. ("FSFG").  We met with management in New York.  FSFG announced a stock repurchase plan and began repurchasing its shares.  In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5 percent.

On March 12, 2009, we filed a Schedule 13D reporting a position in Alliance Bancorp, Inc. of Pennsylvania ("ALLB").  A majority of ALLB's shares are held by a mutual holding company (like PBIP, ROMA, NECB, WMPN and MLVF) controlled by ALLB's board.  We hope to work with management in maximizing shareholder value.

Members of the Group may seek to make additional purchases of shares of Common Stock. We have committed to holding in the aggregate 4,975,000 shares of Common Stock until the end of 2011.  Except as described in this Sixteenth Amendment, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. So long as not inconsistent with the terms of the KFS settlement agreement, members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 52,095,828, reported as the number of outstanding shares as of March 31, 2010, in the Issuer's Annual Information Form for the year ended December 31, 2009, filed on SEDAR on March 31, 2010.

(A)  Stilwell Value Partners III

(a)	Aggregate number of shares beneficially owned: 8,589,722
Percentage:  16.5%

(b)	1. Sole power to vote or to direct vote: 0
2.  Shared power to vote or to direct vote:  8,589,722
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  8,589,722

(c)       Since the filing of the Original Schedule 13D, Stilwell Value Partners III has had no transactions in shares of Common Stock.

(d)       Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

CUSIP No. 496904103	SCHEDULE 13D	Page 21 of 28

(B)  Stilwell Value Partners IV

(a)	Aggregate number of shares beneficially owned: 8,589,722
Percentage:  16.5%

(b)	1. Sole power to vote or to direct vote: 0
2.  Shared power to vote or to direct vote:  8,589,722
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  8,589,722

(c)       Since the filing of the Fifteenth Amendment, Stilwell Value Partners IV purchased shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
06/08/10	49,100	1.63	$80,155.75
06/08/10	10,810	1.64	17,723.00
06/09/10	30,900	1.64	50,676.00
06/11/10	4,200	1.65	6,930.00
06/14/10	895	1.65	1,476.75
06/15/10	16,000	1.68	26,880.00
06/16/10	27,400	1.71	46,769.06
06/17/10	100,000	1.71	170,810.00
06/18/10	48,377	1.73	83,629.32
06/21/10	8,500	1.71	14,535.00
06/21/10	100,000	1.75	175,000.00
06/22/10	100,560	1.75	175,980.00
06/23/10	85,235	1.70	144,899.50
06/24/10	21,915	1.81	39,666.15
06/25/10	22,801	1.80	41,041.80
06/28/10	29,827	1.78	53,092.06

(d)         Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners IV, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners IV. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners IV with regard to those shares of Common Stock.

(C)  Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 8,589,722
Percentage:  16.5%

(b)	1. Sole power to vote or to direct vote: 0
2.  Shared power to vote or to direct vote:  8,589,722
3.  Sole power to dispose or to direct the disposition:  0

CUSIP No. 496904103	SCHEDULE 13D	Page 22 of 28

4.  Shared power to dispose or to direct disposition:  8,589,722

(c)       Since the filing of the Fifteenth Amendment, Stilwell Associates purchased shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
06/24/10	21,915	1.81	$39,666.15
06/25/10	22,801	1.80	41,041.80
06/28/10	29,828	1.78	53,093.84

(d)         Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(D)  Stilwell Offshore Ltd.

(a)	Aggregate number of shares beneficially owned: 8,589,722
Percentage:  16.5%

(b)	1. Sole power to vote or to direct vote: 0
2.  Shared power to vote or to direct vote:  8,589,722
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  8,589,722

(c)       Since the filing of the Fifteenth Amendment, Stilwell Offshore purchased shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
06/24/10	2,435	1.81	$4,407.35
06/25/10	2,533	1.80	4,559.40
06/28/10	3,314	1.78	5,898.92

(d)      Because he is a director of Stilwell Offshore and is the managing and sole member of Stilwell Management, which is the manager of Stilwell Offshore pursuant to a managing agreement, Joseph Stilwell has the power to direct the affairs of Stilwell Offshore, including the voting and disposition of shares of Common Stock held in the name of Stilwell Offshore.  Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Offshore with regard to those shares of Common Stock.

(E)  Stilwell SALI Fund

(a)	Aggregate number of shares beneficially owned: 8,589,722
Percentage: 16.5%

CUSIP No. 496904103	SCHEDULE 13D	Page 13 of 28

(b)	1. Sole power to vote or to direct vote: 0
2.  Shared power to vote or to direct vote:  8,589,722
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  8,589,722

(c)       Since the filing of the Fifteenth Amendment, Stilwell SALI Fund purchased shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
06/24/10	2,435	1.81	$4,407.35
06/25/10	2,533	1.80	4,559.40
06/28/10	3,314	1.78	5,898.92

(d)       Because he is the managing and sole member of Stilwell Advisors, which is the general partner of Stilwell SALI Fund, Joseph Stilwell has the power to direct the affairs of Stilwell SALI Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell SALI Fund.  Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell SALI Fund with respect to those shares of Common Stock.

(F)  Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 8,589,722
Percentage:  16.5%

(b)	1. Sole power to vote or to direct vote: 0
2.  Shared power to vote or to direct vote:  8,589,722
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  8,589,722

(c)       Since the filing of the Ninth Amendment, Mr. Stilwell has had no transactions in shares of Common Stock.

(G)  Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 8,589,722
Percentage:  16.5%

(b)	1. Sole power to vote or to direct vote: 0
2.  Shared power to vote or to direct vote:  8,589,722
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  8,589,722

(c)       Stilwell Value LLC has made no purchases of shares of Common Stock.

CUSIP No. 496904103	SCHEDULE 13D	Page 24 of 28

(d)       Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III and Stilwell Associates.

(H)  Stilwell Management LLC

(a)	Aggregate number of shares beneficially owned: 8,589,722
Percentage:  16.5%

(b)	1. Sole power to vote or to direct vote: 0
2.  Shared power to vote or to direct vote:  8,589,722
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  8,589,722

(c)       Stilwell Management has made no purchases of shares of Common Stock.

(d)       Because he is the managing and sole member of Stilwell Management, Joseph Stilwell has the power to direct the affairs of Stilwell Offshore.  Stilwell Management is the manager of Stilwell Offshore under a managing agreement.  Therefore, Stilwell Management may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Offshore.

(I)  Stilwell Advisors

(a)	Aggregate number of shares beneficially owned: 8,589,722
Percentage:  16.5%

(b)	1. Sole power to vote or to direct vote: 0
2.  Shared power to vote or to direct vote:  8,589,722
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  8,589,722

(c)       Stilwell Advisors has made no purchases of shares of Common Stock.

(d)       Because he is the managing and sole member of Stilwell Advisors, Joseph Stilwell has the power to direct the affairs of Stilwell Advisors.  Stilwell Advisors is the general partner of Stilwell SALI Fund.  Therefore, Stilwell Advisors may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell SALI Fund.

(J)  Spencer L. Schneider

(a)	Aggregate number of shares beneficially owned: 66,000
Percentage:  0.1%

CUSIP No. 496904103	SCHEDULE 13D	Page 25 of 28

(b)	1. Sole power to vote or to direct vote: 26,000
2.  Shared power to vote or to direct vote:  40,000*
3.  Sole power to dispose or to direct the disposition:  26,000
4.  Shared power to dispose or to direct disposition:  40,000*

*Reflects shares subject to the portion of an option held by Mr. Schneider that is currently exercisable, 50% at a purchase price of $5.68 per share and 50% at $13.00 per share.

(c)       Since the filing of the Fifteenth Amendment, Mr. Schneider purchased shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
06/16/10	10,000	1.7272	$17,466.45
06/18/10	10,000	1.73	17,494.61

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 15 to the Twelfth Amendment, and the Stock Option Agreement filed as Exhibit 10 to the Eighth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacities as general partner of Stilwell Value Partners III, Stilwell Value Partners IV, and Stilwell Associates, Stilwell Advisors, in its capacity as general partner of Stilwell SALI Fund, and Joseph Stilwell, in his capacities as managing and sole member of Stilwell Value LLC, Stilwell Advisors, and Stilwell Management, are entitled to an allocation of a portion of profits. Stilwell Value Partners III and Stilwell Associates have granted to Mr. Schneider an option to purchase up to 200,000 shares of Common Stock.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated November 7, 2008, filed with the Original Schedule 13D
2	Amended Joint Filing Agreement, dated November 14, 2008, filed with the First Amendment

CUSIP No. 496904103	SCHEDULE 13D	Page 26 of 28

3	Requisition Notice, dated November 11, 2008, filed with the First Amendment
4	Press Release, dated November 11, 2008, filed with the First Amendment
5	Letter to Joseph Stilwell from W. Shaun Jackson, President and Chief Executive Officer of the Issuer, dated November 17, 2008, filed with the Second Amendment
6	Letter to W. Shaun Jackson from Joseph Stilwell dated November 17, 2008, filed with the Second Amendment
7	Settlement Agreement between the Issuer and members of the Group dated January 7, 2009, filed with the Fifth Amendment
8	Press Release, dated January 30, 2009, filed with the Sixth Amendment
9	Requisition Notice, dated January 29, 2009, filed with the Sixth Amendment
10	Stock Option Agreement dated as of January 7, 2009 among Spencer L. Schneider, Stilwell Value Partners III and Stilwell Associates, filed with the Eighth Amendment
11	Reserved
12	Amended Joint Filing Agreement, dated April 8, 2009, filed with the Ninth Amendment
13	Amended Joint Filing Agreement, dated April 28, 2009, filed with the Tenth Amendment
14	Amended Joint Filing Agreement, dated August 4, 2009, filed with the Eleventh Amendment
15	Amended Joint Filing Agreement, dated November 16, 2009, filed with the Twelfth Amendment

CUSIP No. 496904103	SCHEDULE 13D	Page 27 of 28

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:                      June 28, 2010

STILWELL VALUE PARTNERS III, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE PARTNERS IV, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL OFFSHORE LTD.

By:	STILWELL MANAGEMENT LLC
Manager

/s/Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

CUSIP No. 496904103	SCHEDULE 13D	Page 28 of 28

STILWELL ASSOCIATES INSURANCE FUND OF THE S.A.L.I. MULTI-SERIES FUND L.P.

By:		STILWELL ADVISORS LLC
General Partner

/s/Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL ADVISORS LLC

/s/Joseph Stilwell
By:		Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC

/s/Joseph Stilwell
By:		Joseph Stilwell
Managing and Sole Member

STILWELL MANAGEMENT LLC

/s/Joseph Stilwell
By:		Joseph Stilwell
Managing and Sole Member

JOSEPH STILWELL

/s/Joseph Stilwell
Joseph Stilwell

SPENCER L. SCHNEIDER

/s/Spencer L. Schneider
Spencer L. Schneider